UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39041

Satsuma Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

4819 Emperor Boulevard, Suite 340

Durham, NC 27703

(650) 410-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On June 8, 2023 pursuant to the terms of that certain Agreement and Plan of Merger, dated as of April 16, 2023, by and among Shin Nippon Biomedical Laboratories, Inc., (“SNBL”), Satsuma Pharmaceuticals, Inc., (“Satsuma”), and SNBL23 Merger Sub, Inc., a wholly owned subsidiary of SNBL (“Merger Sub”), Merger Sub merged with and into Satsuma with Satsuma surviving such merger as a wholly-owned subsidiary of SNBL.

Pursuant to the requirements of the Securities Exchange Act of 1934, Satsuma Pharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 20, 2023

SATSUMA PHARMACEUTICALS, INC.

By:	/s/ Shinji Nitanda
Name: Shinji Nitanda
Title: Secretary